

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 30, 2014

Via E-mail
David Sambur
Director and Chief Executive Officer
AP Gaming Holdco, Inc.
6680 Amelia Earhart Court
Las Vegas, NV 89119

> **Re:** **AP Gaming Holdco, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed April 17, 2014**
> **File No. 000-55119**

Dear Mr. Sambur:

We have reviewed your amended filing and have the following comments.

General

1. We note your response to comment 6 of our letter dated February 20, 2014. Further, we note that Part III, Item 10 of your Annual Report on Form 10-K filed as Exhibit 10.22 to the registration statement identifies David Lopez as the Chief Executive Officer of AP Gaming Holdco, Inc. and David Sambur as a Director. However, we note that on page 10 of the registration statement, Mr. Sambur has signed in his capacity as "Chief Executive Officer." As it appears that Mr. Lopez currently serves as the Chief Executive Officer of AP Gaming Holdco, Inc., please advise, or revise your registration statement to identify the correct signatory.

2. Please disclose the current amount of unused borrowing capacity available under your debt agreements without violating any debt covenants.

Item 2. Financial Information

Notes to the Unaudited Pro Forma Combined Financial Statements

3. In regard to adjustment (a), you recorded a $68 million increase to intangible assets as a result of the acquisition of which $12 million is for an indefinite lived trade name. In light of this significant increase, please help us understand why pro forma depreciation and amortization expense would only have increased by $2 million.

4. For adjustment (b), you increased the fair value of your gaming equipment, vehicles, and other by approximately $5.5 million under the acquisition method of accounting. In this

regard, it is not clear why depreciation expense would have decreased rather than increased. Please advise or revise as necessary.

5.   For adjustment (h), please show in your notes how this amount was calculated. It is also not clear why the last sentence of this note refers to amounts being recorded in depreciation and amortization expenses. Please advise or revise as necessary.

6.   For adjustment (i), please provide a breakdown in your disclosures of the nonrecurring transaction costs that are being eliminated as they are directly related to the acquisition.

Form 10-K for the Year Ended December 31, 2013

Contractual Obligations, page 42

7.   Please disclose the assumptions used to estimate interest payments as well as what the estimated interest payments would be assuming a 1% increase in interest rates.

8.   Please disclose your expected capital expenditures for 2014. Refer to Item 303(a)(2)(i) of Regulation S-K.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

General

9.   We note your response to comment 10 of our letter dated February 20, 2014. You capitalize costs associated with the installation of gaming machines at customer locations. Please clarify the period over which these costs are amortized and your basis for using this period. Refer to ASC 840-20-35-2.

Revenue Recognition, page F-8

10.   We note your response to comment 8 of our letter dated February 20, 2014. We continue to have difficulty understanding how you determined that the second criteria included in in ASC 605-25-25-5(c) is not met given that you do not include a general right of return. Refer to the diagram provided in ASC 605-25-55-1 as well as ASC 605-25-55-17. In this regard, please provide us with a comprehensive analysis of how you considered the guidance of ASC 605-25 in determining whether you have multiple elements and how you should account for these elements. You should provide this analysis separately for customer arrangements related to the leasing of gaming machines and for arrangements related to the sale of gaming machines. You should clearly identify each of the elements contained in each of these arrangements. Please ensure your analysis addresses your consideration of the following:

- Whether installation should be considered a separate element, including if you determined that this is essential to the functionality of your gaming machines;
- Whether your arrangements include software elements that need to be accounted for in accordance with ASC 985-605. Refer to ASC 985-605-15-4; and
- What elements should be considered to be part of the lease pursuant to the guidance of ASC 840.

Intangible Assets, page F-11

11.   It appears that there has been a change in your accounting policy related to the period over which customer agreements are amortized. They are now amortized either over the term of the agreement or the expected life of the agreement. In this regard, please address the following:
- Please tell us how you determine whether to amortize customer agreements over the term of the agreement or over the expected life of the agreement; and
- Please tell us how you determine the expected life of the agreement and how you determined it was appropriate to amortize over this expected life.
Refer to ASC 350-30-35-1 through 35-5.

12.   Based on disclosures on page F-22, you are amortizing contract rights under development agreements and customer agreements over seven years. Please help us understand how all customer agreements are being amortized over seven years if some are being amortized over the term of the agreement and others are being amortized over the expected life of the agreement. In addition your disclosures on page 12 indicate the terms of customer agreements may vary and your disclosures on page F-11 indicate that contract rights under development agreements are amortized over the term of the agreement. In this regard, please help us understand why all contracts rights under development would be amortized over 7 years.

13.   Please tell us how you determined the trade name "American Gaming Systems" should have an indefinite life. Refer to ASC 350-30-35-1 through 35-5.

Note 5. Contract Rights Under Development Agreements and Customer Agreements, page F-20

14.   You disclose that the amortization of the net fair value of the contract rights under development agreements and customer agreements will be recorded in depreciation and amortization expense in the consolidated statements of operations and comprehensive loss. Your disclosures are inconsistent with your disclosures on page F-11 which indicate that these assets are amortized as a reduction in revenue. Please advise.

You may contact Nudrat Salik, Staff Accountant, at 202-551-3744 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at 202-551-3787 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Monica K. Thurmond (*via e-mail*)
        Paul, Weiss, Rifkind, Wharton & Garrison LLP